UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **March 9, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On February 17, 2005, a Notice of Redemption providing for the redemption of our 3.75% convertible subordinated notes due 2009 (the "Notes") in an aggregate principal amount outstanding of $175,000,000 was delivered to the holders thereof. As of 5:00 P.M. New York time on March 8, 2005, holders of $174,985,000 principal amount of the Notes elected to convert the Notes into shares of our common stock. We will issue approximately 9,588,192 shares of our common stock upon conversion of the Notes. The remaining Notes, in the principal balance of $15,000, will be redeemed on March 9, 2005. Thereafter, we will have no further debt obligations outstanding under the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader